                                                              PAGE 1 OF 17 PAGES










                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549



                                   FORM 11-K




[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE
          ACT OF 1934

          FOR THE PLAN YEAR ENDED             DECEMBER 31, 1996
                                   --------------------------------------------



                                       OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934
          FOR THE TRANSITION PERIOD FROM                TO              .
                                          ------------       -----------



COMMISSION FILE NUMBER                 0-11527                   .
                          ---------------------------------------


A.   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN


B.   MPSI SYSTEMS INC.

     8282 SOUTH MEMORIAL DRIVE

     TULSA, OKLAHOMA  74133

                                     INDEX

                                                                               Page No.
                                                                               --------
(a)  Financial Statements:

     (1) Independent Auditors' Report ........................................    3

     (2) Statements of Net Assets Available for Benefits,
         With Fund Information at December 31, 1996 and 1995 .................    4

     (3) Statements of Changes in Net Assets
         Available for Benefits, With Fund
         Information for the years
         ended December 31, 1996, 1995 and 1994 ..............................    6

     (4) Notes to Financial Statements .......................................    9

     (5) Schedules to Financial Statements:

            Schedule I - Schedule of Reportable Transactions .................   14
            Schedule II - Schedule of Assets Held for Investment Purposes ....   15

(b)  Signatures ..............................................................   16

(c)  Exhibits

     23.1 Auditors' Consent ..................................................   17

                          INDEPENDENT AUDITORS' REPORT


Administrative Committee
MPSI Systems Inc. Matching Investment Plan


We have audited the accompanying statements of net assets available for benefits of the MPSI Systems Inc. Matching Investment Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information and supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 ERNST & YOUNG LLP







Tulsa, Oklahoma
June 13, 1997

                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1996


                                                  Global       MPSI               Corporate    MLRP
                                     Phoenix    Allocation     Stock     Capital     Bond      Trust       Loan
                                      Fund         Fund        Fund       Fund       Fund      Fund        Fund      Total
------------------------------------------------------------------------------------------------------------------------------
Investments at fair value:
  Merrill Lynch Phoenix Fund Inc.
    (47,445 units valued at
    $12.83 per unit)                $ 608,723          --         --         --        --         --         --    $   608,723
  Merrill Lynch Global Allocation
    Fund Inc. (82,127 units
    valued at $14.36 per unit)           --       1,179,363       --         --        --         --         --      1,179,363
  154,838 shares of $.05 par value
    Common Stock of MPSI Systems
    Inc. valued at $1.75 per share       --            --      270,967       --        --         --         --        270,967
  Merrill Lynch Corporate Bond
    Fund Inc. (8,595 units at
    $11.32 per unit)                     --            --         --         --      97,302       --         --         97,302
  Merrill Lynch Capital Fund Inc.
    (13,472 units valued at
    $30.46 per unit)                     --            --         --      410,374      --         --         --        410,374
  Merrill Lynch Retirement
    Preservation  Trust fund             --            --         --         --        --      290,152       --        290,152
Loans to participants                    --            --         --         --        --         --      106,742      106,742
------------------------------------------------------------------------------------------------------------------------------
    Total investments                 608,723     1,179,363    270,967    410,374    97,302    290,152    106,742    2,963,623

Receivables:
  Employer contribution                  --            --      137,394       --        --         --         --        137,394
  Employee contributions                8,612         9,998        834      5,517     1,036      1,863      2,897       30,757
  Accrued interest and dividends       22,987         9,509       --       12,769       478      1,193       --         46,936
------------------------------------------------------------------------------------------------------------------------------
    Total receivables                  31,599        19,507    138,228     18,286     1,514      3,056      2,897      215,087

Cash and cash equivalents              (3,800)      (24,584)   (15,296)      (201)   (1,298)    (1,356)    33,012      (13,523)
------------------------------------------------------------------------------------------------------------------------------
    Net assets available
      for benefits
      at December 31, 1996          $ 636,522     1,174,286    393,899    428,459    97,518    291,852    142,651    3,165,187
==============================================================================================================================

See accompanying notes to financial statements

                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1995

                                                               Global        MPSI    Corporate     MLRP
                                      Phoenix    Allocation    Stock       Capital      Bond       Trust       Loan
                                       Fund        Fund         Fund         Fund       Fund       Fund        Fund        Total
-----------------------------------------------------------------------------------------------------------------------------------
Investments at fair value:
  Merrill Lynch Phoenix Fund Inc.
    (39,077 units valued at
    $12.62 per unit)                $ 493,154         --          --          --          --          --          --       493,154
  Merrill Lynch Global Allocation
    Fund Inc. (72,258 units
    valued at $13.73 per unit)           --        992,116        --          --          --          --          --       992,116
  123,157 shares of $.05 par value
    Common Stock of MPSI Systems
    Inc. valued at $5.00 per share       --           --       615,785        --          --          --          --       615,785
  Merrill Lynch Corporate Bond
    Fund Inc. (7,287 units at
    $11.84 per unit)                     --           --          --          --        86,285        --          --        86,285
  Merrill Lynch Capital Fund Inc.
    (11,940 units valued at
    $30.04 per unit)                     --           --          --       358,694        --          --          --       358,694
  Merrill Lynch Retirement
    Preservation  Trust fund             --           --          --          --          --       268,433        --       268,433
Loans to participants                    --           --          --          --          --          --        25,214      25,214
-----------------------------------------------------------------------------------------------------------------------------------

    Total investments                 493,154      992,116     615,785     358,694      86,285     268,433      25,214   2,839,681

Receivables:

  Employer contribution                  --           --       133,000        --          --          --          --       133,000
  Employee contributions                8,747       11,808         395       5,857       1,366       2,425       1,575      32,173
  Accrued interest and dividends        4,910        5,464        --         3,846        --          --          --        14,220
-----------------------------------------------------------------------------------------------------------------------------------

    Total receivables                  13,657       17,272     133,395       9,703       1,366       2,425       1,575     179,393

Cash and cash equivalents              (3,736)       9,385      (2,988)       (727)        301      (8,330)     12,885       6,790

Other liabilities                     (15,535)      (6,162)     (9,563)     (2,824)     (4,153)    (10,506)       --       (48,743)
-----------------------------------------------------------------------------------------------------------------------------------
    Net assets available
      for benefits
      at December 31, 1995          $ 487,540    1,012,611     736,629     364,846      83,799     252,022      39,674   2,977,121
===================================================================================================================================

See accompanying notes to financial statements

                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                      MPSI                    Global                 Corporate      MLHP
                                      Stock      Phoenix    Allocation     Capital      Bond        Trust       Loan
                                      Fund        Fund         Fund         Fund        Fund        Fund        Fund        Total
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends and interest           $    --        79,467      107,775      45,189       5,671      14,978       4,189      257,269

Contributions:
  Employers                          137,394        --           --          --          --          --          --        137,394
  Employees                           12,988     129,378      148,545      82,625      15,250      27,451        --        416,237
Distributions:
  Cash                                  --       (52,968)     (70,908)    (42,877)     (2,488)    (20,933)       --       (190,174)
  In kind                               --        (1,501)      (4,072)       --          --          --          --         (5,573)
  MPSI Systems Inc. $.05
     Common Stock                    (38,295)       --           --          --          --          --          --        (38,295)

Other income (expense):
  Net appreciation (depreciation)
     in fair value of investments   (453,318)     13,094       48,461       6,546      (3,546)       --          --       (388,763)
  Other income                          --          --           --          --          --          --           (29)         (29)

Interfund transfers in (out)          (1,499)    (18,488)     (68,126)    (27,870)     (1,168)     18,334      98,817         --
----------------------------------------------------------------------------------------------------------------------------------
  Change in net assets available
     for benefits during 1996       (342,730)    148,982      161,675      63,613      13,719      39,830     102,977      188,066

Net assets available for benefits
   at December 31, 1995              736,629     487,540    1,012,611     364,846      83,799     252,022      39,674    2,977,121
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits
  at December 31, 1996             $ 393,899     636,522    1,174,286     428,459      97,518     291,852     142,651    3,165,187
==================================================================================================================================



See accompanying notes to financial statements

 .
                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                     MPSI                     Global                 Corporate     MLHP
                                    Stock        Phoenix    Allocation    Capital      Bond        Trust       Loan
                                     Fund          Fund        Fund        Fund        Fund        Fund        Fund       Total
---------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends and interest           $    --        27,346       76,427      36,919       4,472      15,504       2,354     163,022

Contributions:
  Employers                          136,792        --           --          --          --          --          --       136,792
  Employees                            9,981     110,595      135,652      54,394      14,397      26,696        --       351,715
Distributions:
  Cash                               (10,147)    (69,321)     (37,525)    (20,831)     (5,755)   (122,742)       --      (266,321)
  In kind                               --        (6,149)      (5,761)       --          --          --          --       (11,910)
  MPSI Systems Inc. $.05
     Common Stock                    (96,860)       --           --          --          --          --          --       (96,860)

Other income (expense):
  Net appreciation (depreciation)
     in fair value of investments    311,224      57,636      101,189      46,995       7,987        --          --       525,031
  Other income                          --          --           --           706        --          --          --           706

Interfund transfers in (out)          (1,203)     (2,420)      (3,440)       (841)     (1,496)       --         9,400        --
---------------------------------------------------------------------------------------------------------------------------------
  Change in net assets available
     for benefits during 1995        349,787     117,687      266,542     117,342      19,605     (80,542)     11,754     802,175

Net assets available for benefits
   at December 31, 1994              386,842     369,853      746,069     247,504      64,194     332,564      27,920   2,174,946
---------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits
  at December 31, 1995             $ 736,629     487,540    1,012,611     364,846      83,799     252,022      39,674   2,977,121
=================================================================================================================================



See accompanying notes to financial statements.

                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1994




                                                       Short           Long         Inter-
                                                        Term           Term        mediate          MPSI
                                          Equity       Income          Income       Income         Stock        Phoenix
                                           Fund         Fund           Fund         Fund           Fund          Fund
----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends                            $    1,530          --             470          --            --          45,145
  Interest                                     44           998         2,744         1,072          --           3,741

Contributions:
  Employers                                  --            --            --            --         120,608          --
  Employees                                  --            --            --            --          13,648       113,577

Distributions:
  Cash                                       --            --            --            --          (6,092)      (57,636)
  In kind                                    --            --            --            --            --         (29,059)
  MPSI Systems Inc. $.05
     Common Stock                            --            --            --            --         (26,519)         --

Other income (expense):
  Net appreciation (depreciation)
     in fair value of investments          (3,426)         --          (4,871)        2,515      (329,969)      (68,059)
  Other income                                (70)           59            (5)          (18)        5,039          --

Interfund transfers in (out)                 --            --            --            --            (267)       (5,201)
----------------------------------------------------------------------------------------------------------------------------

  Change in net assets available for
     benefits during 1994                  (1,922)        1,057        (1,662)        3,569      (223,552)        2,508
  Trustee transfer                       (701,903)     (201,461)     (287,000)     (561,120)         --         367,345

Net assets available for benefits
  at December 31, 1993                    703,825       200,404       288,662       557,551       610,394          --
----------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits
  at December 31, 1994                 $     --            --            --            --         386,842       369,853
============================================================================================================================



                                           Global                     Corporate      MLHP
                                         Allocation      Capital        Bond         Trust          Loan
                                           Fund           Fund          Fund         Fund           Fund        Total
----------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends                            $   39,282        21,906          --            --            --        108,333
  Interest                                  7,032         2,335         3,632        13,086           320       35,004

Contributions:
  Employers                                  --            --            --            --            --        120,608
  Employees                               155,889        40,990        13,012        24,764          --        361,880

Distributions:
  Cash                                    (71,717)      (26,983)      (15,312)      (58,697)         --       (236,437)
  In kind                                 (17,981)         (367)       (8,707)         --            --        (56,114)
  MPSI Systems Inc. $.05
     Common Stock                            --            --            --            --            --        (26,519)

Other income (expense):
  Net appreciation (depreciation)
     in fair value of investments         (70,906)      (24,455)       (3,768)         --            --       (502,939)
  Other income                              3,977          --            --           1,312          --         10,294

Interfund transfers in (out)              (19,278)       (1,672)          (42)       (1,140)       27,600          --
----------------------------------------------------------------------------------------------------------------------

  Change in net assets available for
     benefits during 1994                  26,298        11,754       (11,185)      (20,675)       27,920     (185,890)
  Trustee transfer                        719,771       235,750        75,379       353,239          --           --

Net assets available for benefits
  at December 31, 1993                       --            --            --            --            --      2,360,836
----------------------------------------------------------------------------------------------------------------------

Net assets available for benefits
  at December 31, 1994                 $  746,069       247,504        64,194       332,564        27,920    2,174,946
======================================================================================================================






See accompanying notes to financial statements.

                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CHANGES IN THE PLAN

    In 1993, the MPSI Systems Inc. Matching Investment Plan ("the Plan") was amended (the "Third Amendment") to provide for quarterly contribution percentage elections and for quarterly investment elections. This amendment was effective January 1, 1993. The revisions had no impact on previously issued financial statements.

    In October 1993, the Company notified the Plan Trustee, Bank of Oklahoma, N.A., (former Trustee) that its services as Plan Trustee would be terminated effective December 31, 1993. Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") was appointed as the new Trustee effective January 1, 1994. In connection with that transition, a new Plan document was executed, substantially in the form which governed the Plan during the three-year period ended December 31, 1993, except that new investment options were identified to replace those available at December 31, 1993. In connection with the new Plan document, an option was added allowing employees to borrow against the assets of their respective account in amounts not to exceed 50% of the employee's vested account balance in the Plan. Interest is charged at the published prime rate plus 1-1/2% on the date of the loan request, and the resulting income is credited solely to the borrower's Plan account. The term of the loan is determined by the Administrative Committee and generally shall not exceed five years. Neither the loan, interest or repayment affect assets of other Plan participants.

    On May 11, 1994, at the request of the Internal Revenue Service, a Fourth Amendment to the old Plan document (as it was stated before January 1, 1994) was adopted to clarify that the allocation of the matching contribution applies only to participants in the active employ of the Employer on the last day of the Plan Year or on an Authorized Leave of Absence on the last day of the Plan Year. The new Plan document, effective January 1, 1994, already complied with such changes.

    CHANGE IN SPONSORING ENTITIES

    Effective September 1, 1994, MPSI Systems Inc. sold substantially all of the assets of Retail Systems, Inc. ("RSI") to Dakota Worldwide Corporation. As a result, substantially all of the RSI participants were terminated from the Plan effective on the date of the sale to Dakota.

    INVESTMENTS

    All investments were held by Merrill Lynch, as Trustee, from March 4, 1994 through December 31, 1996. From January 1, 1994 through March 3, 1994, Plan assets were held in trust by Bank of Oklahoma, N.A., pending transfer to the new trustee. Gains and losses resulting from the sale of investments were determined by the difference between average cost of the investments sold and the proceeds received. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities (if any) were added to the cost of the securities purchased or deducted from the proceeds of the sale.

    The investment in $.05 par value Common Stock of MPSI Systems Inc. (hereinafter "Common Stock") was stated at the average bid and offer prices quoted by the National Quotation Bureau. Investments in equity and bond funds were stated at aggregate unit values as published in a widely accepted financial journal at December 31, 1996 and as set forth in the periodic valuation of each fund for 1996. Investments in money market funds were stated at par value, which approximates fair value.

    The market value per share of MPSI Systems Inc. Common Stock was $1.75, $5.00 and $2.50 at December 31, 1996, 1995, and 1994, respectively.

    At June 13, 1997, the estimated market value of 154,838 shares of MPSI Systems Inc. Common Stock was approximately $445,159.

    INVESTMENT FUNDS

    Six investment funds as set forth below were maintained by Merrill Lynch under the terms of a trust agreement beginning January 1, 1994.

         Phoenix Fund:

         The primary objective of the fund is long term capital growth through a diversified portfolio of equity and fixed income securities, including municipal securities, of issuers in weak financial condition or experiencing poor operating results, that the management of the fund believes to be undervalued relative to fund management's assessment of the current or prospective condition of the issuer.

         Global Allocation Fund:

         The fund in a non-diversified mutual fund seeking high total investment return, consistent with prudent risk, through a fully managed investment policy utilizing United States and foreign equity, debt, and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

         MPSI Systems Inc. Common Stock Fund:

         This fund invests solely in the common stock of the registrant, MPSI Systems Inc. Common stock may be purchased by the Trustee on the open market or through private transactions, including direct purchases from the company.

         Capital Fund:

         The fund seeks to achieve the highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity, debt, and convertible securities. This permits management of the fund to vary investment policy based on its evaluation of changes in economic and market trends.

         Corporate Bond Fund:

         The fund is a professionally managed, diversified, open end investment company consisting of three separate portfolios. The primary objective of each Portfolio is to provide shareholders with as high a level of current return as is consistent with the investment policies of such Portfolio and with prudent investment management.

         Merrill Lynch Retirement Preservation Trust

         The fund is maintained by Merrill Lynch Trust Company, which receives nondiscretionary advice from Merrill Lynch Asset Management. The fund is a collective trust fund that invests primarily in Guaranteed Investment Contracts and U.S. government and U.S. government agency securities, as well as high quality money market instruments. The fund seeks to provide safety of principal, fiduciary comfort and administrative ease.

    Prior to January 1, 1994, employees had the following investment fund options:

         Equity Fund The primary objective of this investment fund was long-term capital growth. Investments consisted of common stock of corporations which may be purchased individually or by acquisition of units in a fund or funds which invest in corporate common stocks.

         Short-Term Fixed Income Fund This fund generally purchased certificates of deposit, high-grade commercial paper, Treasury Bills and other similar short-term investments with maximum maturities of 90 days.

         MPSI Systems Inc. Common Stock Fund This fund invested solely in the common stock of the registrant, MPSI Systems Inc. Common stock may be purchased by the Trustee on the open market or through private transactions, including direct purchases from the Company.

         Long-Term Fixed Income Fund The primary objective of this fund was to purchase bonds and notes issued by the U.S. Government, agencies of the U.S. Government, mortgage pass-through certificates and high-grade corporate debt with a quality rating of "A" or better.

         Intermediate Fixed Income Fund The primary investment objective of this fund was to purchase investment contracts from insurance companies rated "A" or "A+", or pooled funds of similar contracts. The average maturities will be 2 to 3 years.

    The following table shows the employee participation in the various investment options:


                              Number of Participants at December 31,
                              --------------------------------------
                                                         1996  1995
            -------------------------------------------------------
            Phoenix Fund                                  110   104
            Global Allocation Fund                        135   126
            MPSI Systems Inc. Common Stock Fund           164   159
            Capital Fund                                   98    81
            Corporate Bond Fund                            37    35
            Merrill Lynch Retirement Preservation Trust    51    49

            Total Participants                            176   175
            -------------------------------------------------------

    INCOME TAXES

    The Internal Revenue Service has determined by notice dated April 24, 1986 that the Plan as amended and restated effective January 1, 1985 was in compliance with the Retirement Equity Act of 1984 and the Tax Reform Act of 1984 and was qualified under Section 401 of the Internal Revenue Code. The Plan, as amended in compliance with the Tax Reform Act of 1986 and as amended and restated effective January 1, 1990 is intended to comply with
    Section 401(a) of the Internal Revenue Code. The Company was notified on June 8, 1995 that the Plan (adopted on May 11, 1994) was deemed to be a qualified plan under the applicable code section. The Company is not aware of anything that would adversely impact the qualified status of the Plan. Under a qualified plan, amounts contributed by the Company including salary deferrals (see Note 3) will not be taxed to the employee until the employee receives a distribution from the Plan and further, any appreciation in value of Common Stock distributed to an employee upon termination of employment will not be taxed to the employee until disposal of such shares.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2)  PARTICIPANTS AND CONTRIBUTIONS

    All employees of MPSI Systems Inc. and a subsidiary in 1994 (herein after referred to as the "Company") meeting eligibility requirements set forth in the Plan participate in the Plan as of January 1 and July 1 of the Plan year next following their completion of a six-month period of service. Participants may contribute as salary deferrals up to 16% of their annual earnings. Voluntary contributions in excess of 9% of a participant's salary may also be made subject to certain limitations. A participant's interest in salary deferrals and voluntary contributions is at all times fully vested. A participant's interest in amounts attributable to employer contributions is fully vested when employment terminates due to (1) retirement at age 65, (2) total and permanent disability or (3) death.
    When a participant's employment terminates prior to meeting the above conditions, the participant is fully vested in employer contributions only if the participant either has completed five years of vesting service or has satisfied one of the Plan's grandfathered vesting rules. The remaining balance in the participant's "Company Contributions Account" is forfeited and used to reduce Company contributions, although if the participant is rehired within five years, the forfeited amounts may be restored to the participant's accounts under certain circumstances. Net employee contributions of $361,880 in 1994 included $47,758 from employees of Retail Systems, Inc., a wholly owned subsidiary which was sold in September 1994.

    MPSI Systems Inc. and in 1994 its wholly owned subsidiary, Retail Systems, Inc. (the "Employer") made contributions under the Plan during the three years ended December 31, 1996 based upon a Matching Percentage applied to the participants' qualifying contributions. Participants' qualifying contributions equal the aggregate of each participant's salary deferral, contributions up to 6% of that participant's earnings for the Plan year.
    As previously mentioned in the note regarding "Change in Sponsoring Entities," the subsidiary, Retail Systems, Inc., was sold in a 1994 asset transaction and all the employees were terminated under rules governing the Plan. The total number of RSI employees terminated was 19 out of total Plan participants of 192. The Employers' Matching Percentage relative to qualifying participant contributions is based upon the Operating Income Ratio of the Employers (the ratio of the operating income for the Employers' fiscal year ending with or within the Plan year to the average operating income in the three prior fiscal years), is as follows:

                                                      Matching
       Operating Income Ratio                        Percentage
       ------------------------                      ----------
       Under 1.01                                        50%
       1.01, but less than 1.50                          60%
       1.50, but less than 1.75                          70%
       1.75, but less than 2.00                          80%
       2.00, but less than 2.25                          90%
       2.25 or over                                     100%

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan terminations, participants will become 100 percent vested in their accounts.

The Company's matching percentage was 50 percent for Plan years 1996 through 1994 resulting in contributions of $137,394, $136,792, and $120,608, respectively, as calculated below:

-----------------------------------------------------------------------
                                             Year Ended December 31,
                                        -------------------------------
                                          1996        1995       1994
-----------------------------------------------------------------------
Net employee contributions
 (including nonelective contributions)  $416,237    $351,715   $361,880
Nonqualifying contributions             (141,449)    (78,131)  (113,388)
-----------------------------------------------------------------------
 Qualifying employee contributions       274,788     273,584    248,492
Applicable matching percentage          x    50%     x    50%  x    50%
-----------------------------------------------------------------------
                                         137,394     136,792    124,246
Less forfeitures                               -           -     (3,638)
-----------------------------------------------------------------------
Required company contribution           $137,394    $136,792   $120,608
=======================================================================

(3) EXPENSES

    All costs and expenses incurred in administering the Plan, including the expenses of the Administrative Committee, the fees and expenses of the Trustee, the fees of its counsel, and other administrative expenses, are borne by the Company and amounted to approximately $16,158, $11,567, and $24,603 for 1996, 1995, and 1994, respectively.

(4) INVESTMENTS

    The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


-------------------------------------------------------------------------------
                                                    December 31,  December 31,
                                                            1996          1995
-------------------------------------------------------------------------------
  Phoenix Fund                                        $  608,723     $ 493,154

  Global Allocation Fund                               1,179,363       992,116

  MPSI Systems Inc. Common Stock Fund                    270,967       615,785

  Capital Fund                                           410,374       358,694

  Corporate Bond Fund                                     97,302        86,285

  Merrill Lynch Retirement Preservation Trust            290,152       268,433

  MPSI Matching Investment Plan Employee Loan Fund       106,742        25,214
-------------------------------------------------------------------------------



(5)  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                              December 31, 1996
-------------------------------------------------------------------------------
   Net assets available for benefits per
     the financial statements                                       $3,165,187
   Amounts shown on the Form 5500
       Welfare benefits due                                           (245,742)
-------------------------------------------------------------------------------
   Net assets available for benefits per the Form 5500              $2,919,445
==============================================================================

   The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

                                                  Year Ended December 31, 1996
                                                         Welfare Benefits Paid
-------------------------------------------------------------------------------
   Amounts distributed to participants per statement of
       changes in net assets                                          $234,042
   Amounts allocated to withdrawing participants at
       December 31, 1996                                               245,742
-------------------------------------------------------------------------------
   Amounts per the Form 5500                                          $479,784
===============================================================================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                      SCHEDULE I



                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1996



-----------------------------------------------------------------------------------------------------------------------------------
  (a)                         (b)                                   (c)         (d)           (g)          (h)             (i)
                                                                                                          Current
                                                                                                          Value of
Identity                                                                                                  Asset on
of Party                  Description                No. of       Purchase    Selling       Cost of     Transaction      Net Gain
Involved                   of Assets                 Shares        Price       Price         Asset         Date          or (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of Transactions in Excess of 5% of Plan Assets
----------------------------------------------------------------------
Merrill Lynch*       Retirement Preservation Trust   305,795                 $305,795.00   $305,795.00   $305,795.00   $       0.00
MPSI Systems Inc.*   Common Stock                     32.422                  123,675.99    232,929.99    123,675.99    (109,254.00)
Merrill Lynch*       Phoenix Fund - Class B            7,563                   98,564.92     96,055.87     98,564.92       2,509.05
Merrill Lynch*       Global Allocation Fund            9,048                  132,226.42    120,543.17    132,226.42      11,683.25
Merrill Lynch*       Capital Fund                      2,547                   76,426.22     72,079.80     76,426.22       4,346.42
Merrill Lynch*       CMA Money Fund                  656,526                  656,526.00    656,526.00    656,526.00           0.00


Merrill Lynch*       Retirement Preservation Trust   327,514   $327,514.09                               $327,514.09
MPSI Systems Inc.*   Common Stock                     26,804    124,393.46                                124,393.46
Merrill Lynch*       Phoenix Fund - Class B           16,049    202,539.74                                202,539.74
Merrill Lynch*       Global Allocation Fund           19,223    275,084.31                                275,084.31
Merrill Lynch*       Capital Fund                      4,079    121,559.80                                121,559.80
Merrill Lynch*       CMA Money Fund                  656,311    656,311.00                                656,311.00



There were no Category (i), (ii), or (iv) Reportable Transactions During 1996.

Columns (e) and (f) are not applicable.

*Party in Interest

                                                                    SCHEDULE II


                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1996


-----------------------------------------------------------------------------------------------------------------------
                                                           Description of Investment,
      Identity of Issue, Borrower, Lessor                Including Maturity Date, Rate of                      Current
               of Similar Party                          Interest, Par or Maturity Value        Cost            Value
-----------------------------------------------------------------------------------------------------------------------
MUTUAL FUNDS
   Merrill Lynch Phoenix Fund*                           47,445  Class B Shares              $  600,371      $  608,723
   Merrill Lynch Global Allocation Fund*                 82,127  Class B Shares               1,105,591       1,179,363
   Merrill Lynch Capital Fund*                           13,472  Class B Shares                 384,299         410,374
   Merrill Lynch Corporate Bond Fund*                     8,595  Class B Shares                  96,136          97,302

MONEY FUNDS
   Merrill Lynch Retirement Preservation Trust*          290,152 Units                          290,152         290,152

COMMON STOCKS
   MPSI Systems Inc.*                                    154,838 Common Shares                1,072,678         270,967

LOANS TO PARTICIPANTS*                                   3.75% to 4.14% interest rate                 -         106,742

*Party in Interest

                              S I G N A T U R E S





The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the MPSI Systems Inc. Matching Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                                  ------------------------------------------
                                                  Name of Plan





Date     June 26, 1997                  By   /s/ William H. Webb, Jr.
     ----------------------                  ------------------------------
                                             William H. Webb, Jr., Chairman
                                             Administrative Committee

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER         DESCRIPTION
-------         -----------

 23.1          Auditor's Consent